SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 901, dated July 19, 2021.

CERTIFICATE

MINUTES OF THE 901st MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/

It is hereby certified, for all due purposes, that the 901st meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company” or “Eletrobras”) was held on July 16, 2021, at 10:50 am, with the closing of the works registered at 12:33 pm. The meeting took place in an exclusively remote environment, using the Cisco Webex Meetings videoconference application. The Board member RUY FLAKS SCHNEIDER (RFS) assumed the chair remotely. The Board Members ARMANDO CASADO DE ARAÚJO (ACA), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), JERÔNIMO ANTUNES (JEA), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM), RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and DANIEL ALVES FERREIRA (DAF) participated remotely in the meeting. The Board member BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) cast his vote by correspondence, pursuant to item 8.6.1.1 of the Internal Regulation, which is also computed for the purposes of the installation and deliberation quorums. Board Member FELIPE VILLELA DIAS (FVD) was justifiably absent. INSTRUCTION: Support material was made available to Directors through the Governance Portal. INSTALLATION AND RESOLUTION QUORUMS: As prescribed in art. 28, caput, of Eletrobras' Bylaws, this conclave should be installed with the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present. The meeting was installed with the presence of ten members, in compliance with the minimum installation quorum of six members. The minimum quorum for taking deliberations is six members, except in cases where there is an explicit record of a change in the quorum present at the time of deliberation. The prior declaration of a conflict of interest by the Board Member and/or his momentary absence from the meeting entails its subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISION: DEL-138, of 07.16.2021. Furnas - Agreement to the contracting of long-term credit operations by Furnas with the banks BASA, Itaú, Banco do Brasil and Bradesco, in the total amount of up to BRL 1.6 billion, without the provision of guarantees by Eletrobras. RES 453, dated 07.05.2021. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the exercise of its powers, embodied in a decision of the Executive Board, in the statement issued by the Statutory Audit and Risk Committee – CAE at the 195th meeting held on 07.14.2021, in the supporting material and in the documents below, RESOLVED: Executive Board Resolution No. 453, of 07.05.2021; Executive Board Report DF-043, of 07.05.2021; Executive Summary DFF-011, of 07.08.2021; 1. to agree, under the terms of the Policy of Competences of the Eletrobras Group Companies and based on article 21, item III, of Furnas' Bylaws, to the contracting of long-term credit operations by Furnas, in the total amount of up to BRL 1.6 billion, in accordance with the following financial conditions:

Bank: BASA

Type: Bank Credit Bill (CCB)

Value: Up to BRL 200 million

Total term: 5 (five) years

Interest rate: 122.84% of CDI p.a.

Amortizations: Semiannuals (SAC), with a grace period of 36 months

Interest: monthly, no grace period

Warranty: No warranty

Use of resources: Investment program for the 2021/22 biennium and amortization of more onerous contracts

*Cost all in: 7.78% p.a.

2 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 901, dated July 19, 2021.

Bank: ITAÚ

Type: Export Credit Note (NCE)

Value: Up to BRL 500 million

Total Term : 5 (five) years

Interest rate: CDI + 2.28% p.a.

Amortizations: Semiannual (SAC), with a grace period of 36 months

Interest: monthly, no grace period

Warranty: No warranty

Use of resources: Investment program for the 2021/22 biennium and amortization of more onerous contracts

*Cost all in: 8.13% p.a.

Bank: BANCO DO BRASIL

Type: Export Credit Note (NCE)

Value: Up to BRL 600 million

Total Term : 7 (seven) years

Interest rate: CDI + 2.25% p.a.

Fee 0.50%

Amortizations: Semiannual (SAC), with a grace period of 36 months

Interest: monthly, no grace period

Warranty: No warranty

Use of resources: Investment program for the 2021/22 biennium and amortization of more onerous contracts

*Cost all-in: 8.34% p.a.

Bank: BRADESCO

Type: Bank Credit Bill (CCB)

Value: Up to BRL 300 million

Total Term : 7 (seven) years

Interest rate: CDI + 2.09% p.a.

Fee 0.60%

Amortizations: Semiannual (SAC), with a grace period of 36 months

Interest: monthly, no grace period

Warranty: No warranty

Use of resources: Investment program for the 2021/22 biennium and amortization of more onerous contracts

*Cost all in: 8,57% a.a.

3 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 901, dated July 19, 2021.

2. to condition the effectiveness of the consent mentioned in item 1 to the approval by the Executive Board of Eletrobras of the drafts of the respective long-term credit instruments to be signed by Furnas with the financial institutions, observing the need for proof, at least, of the items listed below: (a) compliance with the general conditions presented in item 1; (b) lack of provision for a default clause that results in the risk of early maturity in the event of a change in the direct or indirect shareholding control of Furnas, due to any Eletrobras capitalization process, in the situation in which said change in control shareholder does not result in the emergence of a new controller, direct or indirect, for Furnas; 3. to determine that the Corporate Finance Superintendence - DFF, the Funding, Guarantees and Debt Department - DFFG, the Board of Directors' Governance Secretariat - CAAS and the General Secretariat - PRGS adopt, each within its scope of operation, the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, considering the favorable vote issued by correspondence by the BEC Board Member. There being no further business to discuss on the matter in question, the collegiate determined the drawing up of this certificate which, after being read and approved, will be signed by the Chairman of the Board of Directors of Eletrobras. It is registered that the support material for the resolution is filed at the Company's headquarters. The other resolutions taken at this meeting were omitted from this certificate, as they concern merely internal interests of the Company, legitimate caution, supported by the duty of confidentiality of the Administration, pursuant to the "caput" of article 155 of Law No. 6.404/76, , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The resolution portrayed in this certificate is a faithful copy of the decision taken in the minutes of the meeting in question and contained in the respective book of minutes of the Company. Chairman of the Board: RUY FLAKS SCHNEIDER (RFS). Board Members: ARMANDO CASADO DE ARAÚJO (ACA), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), JERÔNIMO ANTUNES (JEA), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM), RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and DANIEL ALVES FERREIRA (DAF) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC).

Rio de Janeiro, July 19, 2021.

RUY FLAKS SCHNEIDER

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.